Exhibit 99.9

SHARE TRANSFER AND INCENTIVE AWARD EXCHANGE AGREEMENT

THIS AGREEMENT dated as of April 1, 2024.

AMONG:

PHILIP FAYER,

an individual residing in Hampstead, Quebec,
(hereinafter called “PF”),

AND

WHISKEY PAPA FOX INC.,
a corporation governed by the Canada Business Corporations Act, (hereinafter called “PF Holdco” and together with PF, the “PF Rollover Shareholders”),

AND

NEON MAPLE PURCHASER INC.,
a corporation governed by the Canada Business Corporations Act,
(hereinafter called “Purchaser”),

AND

NEON MAPLE PARENT INC.,
a corporation governed by the Business Corporations Act (Ontario),
(hereinafter called “Parent”),

WHEREAS:

A.	Purchaser and Nuvei Corporation (the “Company”) wish to enter into an arrangement agreement to be dated as of the date hereof (the “Arrangement Agreement”) providing for, among other things, the acquisition by Purchaser (the “Arrangement”) of all of the issued and outstanding subordinate voting shares (the “Subordinate Voting Shares”) and multiple voting shares of the Company (together with the Subordinate Voting Shares, the “Shares”), other than the PF Rollover Shareholder Shares (as defined below) and certain Shares held by certain shareholders (the “Other Rollover Shareholders”) who have entered into a share transfer agreement with Purchaser and Parent (together with this Share Transfer and Incentive Award Exchange Agreement, the “Rollover Agreements”) substantially concurrently herewith, by way of a plan of arrangement under Section 192 of the Canada Business Corporations Act (the “Plan of Arrangement”);
B.	PF Holdco is the registered and/or beneficial owner of and has voting control or direction over 27,857,328 multiple voting shares of the Company and PF is the registered and/or beneficial owner of and has voting control or direction over 124,986 subordinate voting shares of the Company (collectively, the “PF Rollover Shareholder Shares”);
C.	Subject only to the occurrence of the Closing prior to a termination of this share transfer and incentive award exchange agreement (together with the Exhibits attached hereto, the “Agreement”) pursuant to Section 8 hereof and in accordance with, and effective at the respective times specified in, the Plan of Arrangement, each of the PF Rollover Shareholders will (i) sell to Purchaser, and Purchaser will purchase, directly or indirectly pursuant to the Holdco Alternative (as defined below), the PF Rollover Shareholder Shares owned by each such PF Rollover Shareholder upon and subject to the terms of this Agreement, including the steps plan set out as part of Exhibit A (the “Steps Plan”) in consideration for a combination of cash and the issuance by Purchaser of Series B non-voting common shares in the capital of Purchaser (the “Purchaser Shares”) as set out in Section 1(4), and thereafter, (ii) sell such Purchaser Shares to

Parent in exchange for a certain number of Series B non-voting common shares in the capital of Parent (“Parent Non-Voting Shares”) as set out in Section 1(7) and thereafter, (iii) exchange such Parent Non-Voting Shares for a certain number of Series B voting common shares in the capital of Parent (“Parent Voting Shares”) as set out in Section 1(8);

D.	The parties intend that the sale and purchase of the PF Rollover Shareholder Shares, directly or indirectly pursuant to the Holdco Alternative (as defined below), in consideration for Purchaser Shares and cash and the subsequent sale and purchase of the Purchaser Shares to Parent in consideration for Parent Non-Voting Shares each to be governed by subsection 85(1) of the Income Tax Act (Canada) (the “Tax Act”) (and the analogous provisions of any applicable provincial or territorial income tax law) and that the subsequent exchange of the Parent Non-Voting Shares to Parent in exchange for Parent Voting Shares shall occur on a tax-deferred basis for purposes of the Tax Act (and any applicable provincial or territorial income tax law);
E.	PF holds outstanding Options, RSUs and PSUs which PF, the Company and Parent intend to treat as set forth herein and, as applicable, the Plan of Arrangement.
F.	Capitalized terms used herein and not otherwise defined have the meanings ascribed thereto in the Arrangement Agreement.

NOW THEREFORE, in consideration of the respective covenants and agreements of the parties herein contained and for other good and valuable consideration (the receipt and sufficiency of which are acknowledged by each party), the parties agree as follows:

Section 1.       ACQUISITION OF PF ROLLOVER SHAREHOLDER SHARES

(1)	On the day immediately prior to the Effective Date, the PF Rollover Shareholders shall subscribe, for cash consideration on terms and conditions set out in Exhibit B, for the number of Parent Voting Shares set out opposite the PF Rollover Shareholders’ names in Exhibit C, without requiring any PF Rollover Shareholder to guarantee or to be otherwise liable for any obligations or liabilities of Purchaser or Parent under the Arrangement Agreement or the Plan of Arrangement.
(2)	On the Effective Date and at the time set forth in the Plan of Arrangement (the “Rollover Closing”), each PF Rollover Shareholder shall sell, transfer, assign and convey to Purchaser, and Purchaser shall purchase from each PF Rollover Shareholder, all direct and indirect right, title and interest of each PF Rollover Shareholder in and to the PF Rollover Shareholder Shares for a purchase price determined as provided in Section 1(3) of this Agreement.
(3)	The aggregate purchase price of the PF Rollover Shareholder Shares shall be the product of (A) the number of PF Rollover Shareholder Shares multiplied by (B) the per Share consideration in cash set forth in the definition of Consideration in the Plan of Arrangement.
(4)	The aggregate purchase price of the PF Rollover Shareholder Shares owned directly or indirectly pursuant to the Holdco Alternative (as defined below), by PF Holdco shall be the product of (A) the number of PF Rollover Shareholder Shares owned directly or indirectly pursuant to the Holdco Alternative (as defined below), by PF Holdco multiplied by (B) the per Share consideration in cash set forth in the definition of Consideration in the Plan of Arrangement (the “PF Holdco Purchase Price”), and the aggregate purchase price of the PF Rollover Shareholder Shares owned directly by PF shall be the product of (A) the number of PF Rollover Shareholder Shares owned directly by PF multiplied by (B) the per Share consideration in cash set forth in the definition of Consideration in the Plan of Arrangement (the “PF Purchase Price”).
(5)	The PF Holdco Purchase Price shall be paid and satisfied by Purchaser on the Effective Date and at the time specified in the Plan of Arrangement:

(a)	as to an amount equal to (i) the PF Holdco Purchase Price multiplied by the Rollover Percentage (as defined below), less (ii) (A) 100% less the Rollover Percentage multiplied by (B) the number of PF Rollover Shareholders Shares held by PF multiplied by (C) the per Share consideration in cash set forth in the definition of Consideration in the Plan of Arrangement, by the allotment and issuance by Purchaser of a number of Purchaser Shares to PF Holdco, at a subscription price for each Purchaser Share issued on the Effective Date equal to the subscription price for all other such shares issued on such date; and
(b)	as to the remainder of the PF Holdco Purchase Price, by an aggregate amount in cash payable at Closing by the Depositary in the same manner as other shareholders of the Company pursuant to the Plan of Arrangement.

In this Agreement, “Rollover Percentage” means a fraction, the numerator of which is (i) 0.24, multiplied by (ii) the aggregate subscription price paid by investors subscribing for shares of Parent at or prior to the Closing in accordance with the Steps Plan and Exhibit C (in cash, Purchaser Shares or otherwise, without duplication), and the denominator of which is (iii) the per Share consideration in cash set forth in the definition of Consideration in the Plan of Arrangement, multiplied by (iv) the number of PF Rollover Shareholder Shares. For illustrative purposes only, an example of the Rollover Percentage calculation is set out in Exhibit D hereto.

Both the Purchaser Shares issued pursuant to Section 1(5)(a) and the cash paid pursuant to Section 1(5)(a) shall be allocated pro rata to each PF Rollover Shareholder Share or shares of a Qualifying Holdco (as defined below) transferred to Purchaser, subject to the provisions of Section 1(10)(j).

(6)	The PF Purchase Price shall be paid and satisfied by Purchaser on the Effective Date and at the time specified in the Plan of Arrangement by the allotment and issuance of Purchaser Shares to PF, at a subscription price for each Purchaser Share issued on the Effective Date equal to the subscription price for all other such shares issued on such date.
(7)	Following the issuance of Purchaser Shares to the PF Rollover Shareholders, on the Effective Date and at the time set forth in the Plan of Arrangement, each PF Rollover Shareholder shall sell, transfer, assign and convey to Parent, and Parent shall purchase from each PF Rollover Shareholder all right, title and interest of each PF Rollover Shareholder in and to the Purchaser Shares received pursuant to Section 1(4) in exchange for the allotment and issuance by Parent of a number of Parent Non-Voting Shares to PF Holdco equal to X and a number of Parent Non-Voting Shares to PF equal to Y, where:

“X” equals (i) 23,999,760 multiplied by (i) the amount determined in Section 1(5)(a) divided by the sum of the amount calculated in Section 1(5)(a) and the PF Purchase Price, rounded up to the nearest whole Parent Non-Voting Share; and

“Y” equals (i) 23,999,760 minus (ii) X, as determined above.

(8)	Following the acquisition of Parent Non-Voting Shares by each PF Rollover Shareholder, on the Effective Date and following completion of the steps set forth in the Plan of Arrangement, each PF Rollover Shareholder shall sell, transfer, assign and convey to Parent, and Parent shall purchase from each PF Rollover Shareholder for cancellation, all right, title and interest of such PF Rollover Shareholder in and to the Parent Non-Voting Shares received pursuant to Section 1(7) in exchange for the allotment and issuance by Parent of a number of Parent Voting Shares to PF Holdco equal to the number of Non-Voting Shares transferred by PF Holdco and a number of Parent Voting Shares to PF equal to the number of Non-Voting Shares transferred by PF.
(9)	Each party agrees to execute any and all further documents and writings, and to perform such other actions, which may be or become reasonably necessary to make effective and carry out this

Agreement, customary for transactions of this type and kind, including a definitive shareholders’ agreement (the “Shareholders’ Agreement”) and for other matters referenced on Exhibit A hereto (collectively, including the Shareholders’ Agreement, the “Additional Agreements”), (a) in the case of the Shareholders’ Agreement, on terms and conditions consistent in all respects with those set forth on Exhibit A hereto, (b) in the case of the Steps Plan, consistent in all material respects with the steps set forth on Exhibit A hereto, and (c) in each case on such other terms and conditions as the parties shall negotiate in good faith consistent in all material respects with this Agreement and the other Exhibits hereto. By executing this Agreement, the PF Rollover Shareholders hereby agree to consummate the Rollover Closing and the other transactions contemplated by this Agreement and the Plan of Arrangement regardless of whether the Additional Agreements have been agreed and entered into at or immediately prior to the Rollover Closing. In the event the parties do not enter into the Shareholders’ Agreement or similar Additional Agreement governing all matters referenced in Exhibit A prior to the Rollover Closing, it is agreed to and understood by the parties hereto that the terms and conditions in Exhibit A shall govern and become effective and operative at the Rollover Closing until such time as the parties enter into such Additional Agreement(s), as the case may be.

(10)	Each of the PF Rollover Shareholders may at their sole discretion, elect in respect of all (but not less than all) of such PF Rollover Shareholder’s PF Rollover Shareholder Shares, by notice in writing provided to Purchaser not later than 5:00 p.m. (Montreal time) on the twentieth (20th) Business Day prior to the Effective Date, to sell to Purchaser all (but not less than all) of the issued shares of one and the same corporation (“Qualifying Holdco”), in lieu of such PF Rollover Shareholder Shares, which shares of Qualifying Holdco shall not be comprised of more than two classes of shares, one class of common shares and one class of preferred shares, and shall meet the conditions described below (the “Holdco Alternative”):
(a)	such Qualifying Holdco was incorporated under the CBCA not earlier than the date of this Agreement, unless written consent is obtained from Purchaser, such consent not to be unreasonably withheld, conditioned or delayed;
(b)	such Qualifying Holdco is a single purpose corporation that has not carried on any business, has no employees, has not held or does not hold any assets other than the PF Rollover Shareholder Shares and a nominal amount of cash, has never entered into any transaction other than those relating to and necessary for the ownership of the PF Rollover Shareholder Shares, for the avoidance of doubt, including transactions relating to the extraction of safe income, or, with Purchaser’s consent (not to be unreasonably withheld, conditioned or delayed), such other transactions as are necessary to facilitate those transactions described in the Plan of Arrangement;
(c)	at the Effective Time, such Qualifying Holdco has no liabilities or obligations of any kind whatsoever (except to Purchaser and the Company under the terms of the Holdco Alternative);
(d)	at the Effective Time, such Qualifying Holdco will not have unpaid declared dividends and, prior to the Effective Time, such Qualifying Holdco shall not have paid any dividends or other distributions, other than an increase in stated capital, a stock dividend or a dividend paid through the issuance of a promissory note with a determined principal amount and any such promissory note issued in relation to the payment of any such dividend shall no longer be outstanding as of the Effective Time or any other transactions effected in relation to the extraction of safe income;
(e)	such Qualifying Holdco shall have no shares outstanding other than the PF Rollover Shareholder Shares being disposed of to Purchaser by the PF Rollover Shareholders, who shall be the sole beneficial owners of such shares;

(f)	at all times such Qualifying Holdco shall be a resident of Canada for the purposes of the Tax Act and shall not be a resident of, and shall have no taxable presence in, any other country;
(g)	the PF Rollover Shareholders shall at their cost and in a timely manner prepare and file all income Tax Returns of such Qualifying Holdco in respect of the taxation year of such Qualifying Holdco ending in connection with the acquisition of such Qualifying Holdco by Purchaser (as well as all income tax returns, if any, of such Qualifying Holdco in respect of prior taxation years, if any), subject to Purchaser’s right to review and approve all such Tax Returns as to form and substance (such approval not to be unreasonably withheld, conditioned or delayed);
(h)	each PF Rollover Shareholder shall indemnify the Company and Purchaser, and any successor thereof, for any and all liabilities of the Qualifying Holdco (other than Tax liabilities of the Qualifying Holdco that arise as a result of an event arising after the Effective Date and that are not in respect of any taxation period ending on or prior to the Effective Date) in a form satisfactory to Purchaser, acting reasonably; the Company and/or Purchaser shall first afford a reasonable opportunity to the PF Rollover Shareholders to comment and participate in the process of defending any proposed assessment or reassessment, notice of assessment or reassessment or any claim in respect of which the PF Rollover Shareholders could be required to make a payment under this clause. Neither Purchaser nor the Company is authorized to settle or otherwise compromise, without the PF Rollover Shareholders’ prior written consent, such consent not to be unreasonably withheld, conditioned or delayed, any matter which could give rise to a claim under this clause;
(i)	the PF Rollover Shareholders will be required to enter into a share purchase agreement and other ancillary documentation containing representations and warranties equivalent in substance to those set forth at Section 5(1) hereof, and representations and warranties in respect of the status of the Qualifying Holdco as set forth in this Section 1(10)(b)-(f), and customary covenants acceptable to Purchaser, acting reasonably;
(j)	in the event the Holdco Alternative is elected and PF Holdco sells shares of a Qualifying Holdco that has a class of preferred shares and a class of common shares outstanding, the parties agree that the cash consideration otherwise payable to PF Holdco will be allocated first to the preferred shares pro rata to the extent of PF Holdco’s adjusted cost base of such preferred shares, with the balance of the cash consideration (if any) allocated pro rata to the common shares, and share consideration otherwise payable to PF Holdco will be allocated first to the preferred shares pro rata to the extent of the excess (if any) of the fair market value of such preferred shares over the cash consideration allocated to the preferred shares, with the balance of the share consideration allocated pro rata to the common shares;
(k)	the PF Rollover Shareholders will provide the Company and Purchaser with copies of all documents necessary to effect the transactions contemplated herein on or before the fifteenth (15th) Business Day preceding the Effective Date, the completion of which will, to the knowledge of the PF Rollover Shareholders, comply with applicable Laws (including Securities Laws) at or prior to the Effective Time; and
(l)	the entering into or implementation of the Holdco Alternative: (i) will not require Purchaser or the Company to obtain any approvals from a Governmental Entity; (ii) will not delay the date of the Meeting; (iii) will not impede, materially delay or prevent the satisfaction of any other conditions set forth in the Arrangement Agreement or the consummation of the Arrangement; and (iv) will not result in any delay in completing any other transaction contemplated by this Agreement or the Arrangement Agreement.

Any PF Rollover Shareholder who elects the Holdco Alternative will be required to make full disclosure to Purchaser of all transactions involved in such Holdco Alternative (including but not limited to, for greater certainty, in respect of any increases in stated capital, stock dividends or dividends-in-kind). In the event that the Holdco Alternative is elected by the PF Rollover Shareholders in accordance with this Section 1(10), the provisions of Section 1(3) and Section 1(4), Section 3 and Section 4(1) hereof shall be deemed to be adjusted, mutatis mutandis, to provide for the sale of shares of such Qualifying Holdco.

Section 2.       TREATMENT OF INCENTIVE SECURITIES

(1)	Options. The portion of each outstanding and unexercised Option registered in the name of and/or held by PF that is unvested immediately prior to the Effective Time (an “Unvested Option”) shall, immediately following the transfer of all Rollover Shares to the Purchaser (each as defined in the Plan of Arrangement) pursuant to the Plan of Arrangement and without any action on the part of the Company, PF or Parent, be, and shall be deemed to be, disposed of in exchange for an option granted by Parent (a “Parent Option”) to purchase from Parent (i) that number of Parent Non-Voting Shares (rounded down to the nearest whole number) obtained by multiplying (A) the number of Subordinate Voting Shares subject to such Unvested Option immediately prior to the Effective Time, by (B) the Exchange Ratio, (ii) at a per share exercise price (rounded up to the nearest whole cent) equal to the quotient obtained by dividing (A) the Exercise Price of such Unvested Option by (B) the Exchange Ratio. For the purposes of this Agreement, “Exchange Ratio” means (a) the fair market value of a Parent Non-Voting Share on the Effective Date, following completion of the transactions contemplated by the Plan of Arrangement and the Rollover Agreements, as determined by the board of directors of Parent in good faith, divided by (b) the per Share consideration in cash set forth in the definition of Consideration in the Plan of Arrangement. Each Parent Option shall otherwise be subject to substantially the same terms and conditions applicable to the corresponding Unvested Option immediately prior to the Effective Time; provided that, it is intended that the provisions of subsection 7(1.4) of the Tax Act (and any corresponding provision of provincial or territorial tax legislation) shall apply to such exchange of Unvested Options and, notwithstanding the foregoing, if, and to the extent, if any, determined by Parent to be necessary for such provision to apply, the exercise price of a Parent Option (as otherwise determined) will be increased (and will be deemed always to have been increased) such that the amount, if any, by which the aggregate fair market value of the Parent Voting Shares subject to the Parent Option immediately after the exchange exceeds the aggregate exercise price of the Parent Option (otherwise determined) does not exceed the amount, if any, by which the aggregate fair market value of the Subordinate Voting Shares subject to the Unvested Option immediately before the exchange exceeds the aggregate exercise price of the Unvested Option. Except as otherwise set out in this Section 2(1), each Parent Option shall be governed by the terms and conditions of the applicable option plan of the Company which, prior to the exchange, governed the Unvested Option that was exchanged for such Parent Option and any stock option agreement pursuant to which such Unvested Option was granted (including, but not limited to, the term to expiry, conditions to and manner of exercising and vesting schedule), each as may be amended from time to time, with any adjustment deemed to be made thereto as are necessary to ensure consistency with the provisions of this Section 2(1), including that any references in such plans and the stock option agreements to the Company or the board of directors of the Company shall be read as references to Parent and its board of directors. Following the exchange of the Unvested Options for the Parent Options pursuant to this Section 2(1), PF shall have no further rights, and the Company shall have no further obligations with respect to, any Unvested Option. The exchange of the Unvested Options for the Parent Options is in full and complete satisfaction of all payment obligations of the Company relating to the Unvested Options, and PF shall not have any rights relating to the payment of any Option following the exchange of the Unvested Options for the Parent Options, other than the per Share consideration in cash set forth in the definition of Consideration in the Plan of Arrangement for each outstanding and unexercised Option (or fraction thereof) registered in the name of and/or held by PF that is not an Unvested Option subject to and in accordance with the terms of the Plan of Arrangement.

(2)	PSUs. Each outstanding PSU (whether vested or unvested) registered in the name of and/or held by PF immediately prior to the Effective Time shall be immediately cancelled for no consideration and PF shall have no further rights with respect to such PSU and neither the Company nor Purchaser shall be obligated to pay PF any amount in respect of such PSU.
(3)	RSUs. For each outstanding RSU (vested and unvested) registered in the name of and/or held by PF immediately prior to the Effective Time (a “PF RSU”) Parent shall be substituted for the Company and henceforth hold all of the Company’s rights and be responsible for all of the Company’s obligations under each PF RSU and each PF RSU shall cease to represent an interest in Subordinate Voting Shares and shall instead represent an interest in that number of whole Parent Non-Voting Shares (rounded down to the nearest whole number) obtained by multiplying (A) the number of Subordinate Voting Shares subject to such PF RSU immediately prior to the Effective Time, by (B) the Exchange Ratio (as defined in Section 2(1)), without this constituting a novation of the PF RSUs. Each PF RSU shall otherwise be subject to the same terms and conditions applicable to such PF RSU immediately prior to the Effective Time, including vesting schedule; provided that, if the Parent determines that the aggregate fair market value of the Parent Non-Voting Shares subject to the PF RSU immediately after the amendment of the PF RSU pursuant to this Section 2(3) exceeds the aggregate fair market value of the Subordinate Voting Shares subject to the PF RSU immediately before the amendment, the number of Parent Non-Voting Shares underlying the PF RSUs (as otherwise determined) will be decreased (and will be deemed always to have been decreased) such that the aggregate fair market value of the Parent Non-Voting Shares subject to the PF RSU immediately after the amendment does not exceed the aggregate fair market value of the Subordinate Voting Shares subject to the PF RSU immediately before the amendment. Each PF RSU shall continue to be governed by the terms and conditions of the Omnibus Incentive Plan and any RSU grant agreement pursuant to which a PF RSU was granted, except that any references in the Omnibus Incentive Plan and the grant agreements to the Company or the board of directors of the Company shall be read as references to Parent and its board of directors.

Section 3.       ELECTION UNDER THE TAX ACT

(1)	It is intended that the transfer of PF Rollover Shareholder Shares and shares of a Qualifying Holdco to Purchaser hereunder occur on a fully or partially tax-deferred basis for purposes of the Tax Act and applicable provincial or territorial income tax statutes as may be determined by each PF Rollover Shareholder in his or its sole discretion. Each PF Rollover Shareholder shall be entitled to make a joint income tax election with Purchaser pursuant to subsection 85(1) of the Tax Act (and any analogous provision of provincial or territorial income tax law) (a “Section 85 Election”) with respect to the transfer of PF Rollover Shareholder Shares and shares of a Qualifying Holdco to Purchaser. Within the earlier of (a) ninety (90) days following the Effective Time and (b) February 15 of the calendar year following the calendar year in which the Effective Time occurs, Purchaser and the Company shall provide each PF Rollover Shareholder with such information (the “Election Information”) with respect to Purchaser and the Company as is required to enable the PF Rollover Shareholder to complete the prescribed election forms. Provided that two (2) signed copies of the prescribed election forms are delivered by a PF Rollover Shareholder to Purchaser on or before thirty (30) days after the date on which Purchaser and the Company provide the Election Information to the PF Rollover Shareholders, duly completed with the details of the PF Rollover Shareholder Shares purchased from such PF Rollover Shareholder and the elected amount for purposes of the election in respect of such PF Rollover Shareholder Shares, and subject to such election forms complying with applicable Law, Purchaser shall have such forms signed by an appropriate signing officer of Purchaser and returned to such PF Rollover Shareholder within twenty (20) days after delivery of such election forms to Purchaser for filing by the PF Rollover Shareholder with the relevant tax authorities.

Such PF Rollover Shareholder shall file each of such elections in the form and within the time required by applicable Law. Except for the foregoing obligations, Purchaser shall have no responsibility whatsoever and will not in any way be obligated to indemnify a PF Rollover Shareholder in respect of any losses that may be suffered by reason of any inaccuracy or incompleteness of any such election forms and such PF Rollover Shareholder shall be responsible for any Taxes (including, for greater certainty, any interest and penalties) assessed under the Tax Act or any other relevant provincial or territorial legislation arising out of or by virtue of the execution or filing of such election by the relevant PF Rollover Shareholder.

(2)	It is intended that the transfer of Purchaser Shares by each PF Rollover Shareholder to Parent hereunder occur on a fully or partially tax-deferred basis for purposes of the Tax Act and applicable provincial or territorial income tax statutes as may be determined by each such PF Rollover Shareholder in his or its sole discretion. Each PF Rollover Shareholder shall be entitled to make a Section 85 Election with respect to the transfer of Purchaser Shares to Parent in consideration for Parent Non-Voting Shares and the provisions of Section 3(1) of this Agreement shall apply to with respect to the making of any such Section 85 Election mutatis mutandis.

Section 4.       STATED CAPITAL

(1)	In respect of the issuance of Purchaser Shares in full or partial consideration for the transfer of PF Rollover Shareholder Shares by each of the PF Rollover Shareholders to Purchaser hereunder, Purchaser shall add to the stated capital account maintained for its Series B nonvoting common shares, in accordance with the provisions of section 26 of the Canada Business Corporations Act, an amount equal to the fair market value of the PF Rollover Shareholder Shares immediately prior to the transfer of such shares to Purchaser pursuant to Section 1(2) of this Agreement less, only in the case of the transfer of PF Rollover Shareholder Shares by PF Holdco, the amount of cash described in Section 1(5)(b). Purchaser and the PF Rollover Shareholders acknowledge that the amount added to the “paid-up capital” of the Series B non-voting common shares of Purchaser for purposes of the Tax Act in respect of the issuance of Purchaser Shares to the PF Rollover Shareholders may be less than the amount added to the stated capital, including by virtue of the filing of any Section 85 Election in accordance with Section 3 hereof.
(2)	In respect of the issuance of Parent Non-Voting Shares in consideration for the transfer of Purchaser Shares by each of the PF Rollover Shareholders to Parent hereunder, Parent shall add to the stated capital account maintained for its Series B non-voting common shares, in accordance with the provisions of section 24 of the Business Corporations Act (Ontario), an amount equal to the fair market value of the Purchaser Shares immediately prior to the transfer of such shares to Parent pursuant to Section 1(7) of this Agreement. Parent and the PF Rollover Shareholders acknowledge that the amount added to the “paid-up capital” of the Series B non-voting common shares of Parent for purposes of the Tax Act in respect of the issuance of Parent Non-Voting Shares to the PF Rollover Shareholders may be less than the amount added to the stated capital, including by virtue of the filing of any Section 85 Election in accordance with Section 3 hereof.
(3)	In respect of the issuance of Parent Voting Shares in consideration for the transfer of Parent Non-Voting Shares by each of the PF Rollover Shareholders to Parent hereunder for cancellation, Parent shall add to the stated capital account maintained for its Series B voting common shares, in accordance with the provisions of section 24 of the Business Corporations Act (Ontario), an amount equal to the fair market value of the Parent Non-Voting Shares immediately prior to the transfer of such shares to Parent pursuant to Section 1(8) of this Agreement. Parent and the PF Rollover Shareholders acknowledge that the amount added to the “paid-up capital” of the Series B voting common shares of Parent for purposes of the Tax Act in respect of the issuance of Parent Voting Shares to the PF Rollover Shareholders may be less than the amount added to the stated capital.

Section 5.       REPRESENTATIONS AND WARRANTIES

(1)	Each PF Rollover Shareholder represents and warrants to Purchaser and Parent as follows as of the date hereof and as of the Rollover Closing, and acknowledges that each of Purchaser and Parent is relying upon such representations and warranties in entering into this Agreement and the Arrangement Agreement:
(a)	PF Holdco is a corporation duly formed, validly existing and in good standing under the laws of the jurisdiction of its incorporation or formation and it has all requisite corporate power and authority to enter into and deliver this Agreement and to perform its obligations hereunder and no other corporate proceedings on its part are necessary to authorize this Agreement and PF has the legal capacity to enter into and deliver this Agreement and to perform its obligations hereunder;
(b)	this Agreement has been duly executed and delivered by the PF Rollover Shareholder and constitutes a legal, valid and binding agreement of the PF Rollover Shareholder enforceable against it in accordance with its terms subject only to (i) any limitation on enforcement under Laws relating to bankruptcy, winding-up, insolvency, reorganization, arrangement or other Law affecting the enforcement of creditors’ rights generally, and (ii) the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction and the execution and delivery of this Agreement by it, and performance of its obligations hereunder do not and will not (i) contravene, conflict with, or result in a violation or breach of PF Holdco’s Constating Documents, or (ii) to their knowledge, contravene, conflict with or result in a violation or breach of Law;
(c)	other than the PF Rollover Shareholder Shares and all Options, PSUs and RSUs registered in the name of PF, the PF Rollover Shareholders and their affiliates do not own of record or beneficially, or exercise control or direction over, or hold any right to acquire, any securities or any securities convertible or exchangeable into any additional securities, of the Company or any of its affiliates;
(d)	the PF Rollover Shareholder (i) is the sole legal and beneficial owner of their PF Rollover Shareholder Shares set forth in the recitals to this Agreement and (ii) is not a non-resident of Canada for purposes of the Tax Act;
(e)	except as contemplated in the Arrangement Agreement, under this Agreement and under the support and voting agreement dated as of the date hereof among the PF Rollover Shareholders and Purchaser (the “Support and Voting Agreement”), the PF Rollover Shareholder is and will be, at the Rollover Closing, the legal and beneficial owner of their PF Rollover Shareholder Shares, with good and marketable title thereto, free and clear of any and all hypothecs, mortgages, liens, charges, restrictions, security interests, adverse claims, pledges, encumbrances and demands or rights of others of any nature or kind whatsoever;
(f)	no Person has any agreement or option, or any right or privilege (whether by law, preemptive or contractual) capable of becoming an agreement or option, for the purchase, acquisition or transfer of any of the PF Rollover Shareholder Shares, or any interest therein or right thereto, except pursuant to this Agreement, the Arrangement Agreement or the Support and Voting Agreement;
(g)	the PF Rollover Shareholder has the sole and exclusive right to enter into this Agreement and to sell and vote or direct the sale and voting of their PF Rollover Shareholder Shares as contemplated herein and in the Support and Voting Agreement;
(h)	except for the amended and restated investor rights agreement dated October 4, 2021 between the Company, PF Holdco, CDP Investissements Inc. and certain funds managed by Novacap Management Inc. party thereto, this Agreement and the Support and Voting Agreement, none of the PF Rollover Shareholder Shares is subject to any proxy, power of attorney, attorney-in-fact, voting trust, vote pooling or other agreement with respect to the right to vote, call meetings of shareholders or give consents or approvals of any kind;

(i)	no consent, approval, order or authorization of, or declaration or filing with, any Governmental Entity or other Person is required to be obtained by the PF Rollover Shareholder in connection with the execution, delivery or performance of this Agreement (other than pursuant to the requirements of applicable Securities Laws); and
(j)	there are no legal Proceedings in progress or pending before any Governmental Entity or, to its knowledge, threatened against the PF Rollover Shareholder or any judgment, decree or order against the PF Rollover Shareholder that would materially adversely affect in any manner the ability of the PF Rollover Shareholder to enter into this Agreement and to perform its obligations hereunder.
(2)	Purchaser and Parent each hereby solidarily represents and warrants to the PF Rollover Shareholders as of the date hereof and as of the Rollover Closing as follows, and acknowledges that the PF Rollover Shareholders are relying upon such representations and warranties in entering into this Agreement:
(a)	it is a corporation duly incorporated, validly existing and in good standing under the laws of the jurisdiction of its incorporation and it has all requisite corporate power and authority to enter into and deliver this Agreement and to perform its obligations hereunder and no other corporate proceedings on its part are necessary to authorize this Agreement;
(b)	each of Purchaser and Parent is a single purpose corporation that, except in respect of or as contemplated by the Arrangement, the Arrangement Agreement, this Agreement, the Rollover Agreements and the Steps Plan, (i) has not carried on any business; (ii) has no employees; (iii) has not held or does not hold any assets; and (iv) has no contingent or outstanding liabilities and has never entered into any transaction other than those incidental to the incorporation and organization of the Parent and Purchaser, including the subsidiaries of Parent set out in the Steps Plan, and entering into of the Arrangement Agreement and other agreements incidental to the consummation of the Arrangement and the Financing necessary to consummate the Arrangement;
(c)	this Agreement has been duly executed and delivered by it and constitutes a legal, valid and binding agreement of itself enforceable against it in accordance with its terms subject only to (i) any limitation on enforcement under Laws relating to bankruptcy, winding-up, insolvency, reorganization, arrangement or other Law affecting the enforcement of creditors’ rights generally, and (ii) the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction;
(d)	the execution and delivery of this Agreement by it, and performance of its obligations hereunder do not and will not (i) contravene, conflict with, or result in a violation or breach of its Constating Documents, or (ii) assuming satisfaction of, or compliance with, the matters referred to in Paragraph (4) of Schedule D of the Arrangement Agreement, contravene, conflict with or result in a violation or breach of Law; except as would not, individually or in the aggregate, materially delay, impede or prevent its ability to consummate the Arrangement and the transactions contemplated thereby;
(e)	no consent, approval, order or authorization of, or declaration or filing with, any Governmental Entity or other Person is required to be obtained by it in connection with the execution, delivery or performance of this Agreement;

(f)	there are no legal Proceedings in progress or pending before any Governmental Entity or, to its knowledge, threatened against it or any judgment, decree or order against it that would materially adversely affect in any manner its ability to enter into this Agreement and to perform its obligations hereunder;
(g)	at all relevant times, each of Purchaser and Parent is a “taxable Canadian corporation”, within the meaning of the Tax Act;
(h)	the Purchaser Shares have been duly authorized and reserved for issuance and, when issued on the Rollover Closing in accordance with the terms hereof, will be validly issued as fully paid and non-assessable shares of Purchaser, free and clear of any and all hypothecs, mortgages, liens, charges, restrictions, security interests, adverse claims, pledges, encumbrances and demands or rights of others of any nature or kind whatsoever other than (i) those arising under the Shareholders’ Agreement, (ii) those arising under the constating documents of Purchaser, (iii) restrictions on transfer arising under applicable Securities Laws or (iv) those securing any obligations of the PF Rollover Shareholders or any of their affiliates (to the extent the PF Rollover Shareholders or any such affiliate have taken any steps in that respect);
(i)	the Parent Non-Voting Shares have been duly authorized and reserved for issuance and, when issued in accordance with the terms hereof, will be validly issued as fully paid and non-assessable shares of Parent, free and clear of any and all hypothecs, mortgages, liens, charges, restrictions, security interests, adverse claims, pledges, encumbrances and demands or rights of others of any nature or kind whatsoever other than (i) those arising under the Shareholders’ Agreement, (ii) those arising under the constating documents of Parent, (iii) restrictions on transfer arising under applicable Securities Laws or (iv) those securing any obligations of the PF Rollover Shareholders or any of their affiliates (to the extent the PF Rollover Shareholders or any such affiliate have taken any steps in that respect);
(j)	the Parent Voting Shares have been duly authorized and reserved for issuance and, when issued in accordance with the terms hereof, will be validly issued as fully paid and non-assessable shares of Parent, will have the attributes set out in Exhibit C and will be free and clear of any and all hypothecs, mortgages, liens, charges, restrictions, security interests, adverse claims, pledges, encumbrances and demands or rights of others of any nature or kind whatsoever other than (i) those arising under the Shareholders’ Agreement, (ii) those arising under the constating documents of Parent, (iii) restrictions on transfer arising under applicable Securities Laws or (iv) those securing any obligations of the PF Rollover Shareholders or any of their affiliates (to the extent the PF Rollover Shareholders or any such affiliate have taken any steps in that respect);
(k)	Parent is an indirect owner of all of the outstanding shares of Purchaser as outlined in the Steps Plan;
(l)	a true and complete copy of each of the Rollover Agreements to be entered into concurrently with this Agreement by Purchaser and Parent with the Other Rollover Shareholders has been remitted to the PF Rollover Shareholders; and
(m)	immediately following (i) the subscription set forth in Section 1(1) and (ii) the Effective Time and after giving effect to the transactions contemplated by the Plan of Arrangement and the Rollover Agreements, the authorized share capital of Parent will consist of securities set forth in Exhibit C, of which only the securities set forth in Exhibit C will be issued and registered in the name of the holders set out therein.

Section 6.       TRANSFERABILITY

Except for the transactions described herein and in the Plan of Arrangement, the PF Rollover Shareholders shall not, directly or indirectly, sell, transfer, assign, pledge, convert into Subordinate Voting Shares or otherwise dispose of (whether with or without consideration and whether voluntarily or involuntarily by operation of law) any of the PF Rollover Shareholder Shares or the Options, PSUs or RSUs registered in the name of PF or any interest therein (each, an “Impermissible Transaction”).

Any Impermissible Transaction shall be null and void ab initio, and the parties shall instruct the Company to instruct its transfer agent and other third parties not to, record or recognize any such Impermissible Transaction on the share register or other books and records of the Company.

Section 7.       ARRANGEMENT AGREEMENT

The parties hereby acknowledge and agree that Purchaser may, in its sole and absolute discretion, modify or waive any term or condition of or amend or supplement the Arrangement Agreement in such manner as Purchaser considers, in its sole and absolute discretion, necessary or desirable, provided that any such modification, waiver, amendment or supplement shall not, without the prior consent of the PF Rollover Shareholders, reasonably be expected to have a material adverse effect on the transactions contemplated by this Agreement or on the economic interests of the PF Rollover Shareholders, including a decrease in the per share Consideration payable under the Arrangement or a change in the form of such Consideration or be adverse to the PF Rollover Shareholders in a manner disproportionate to all other Shareholders or the Other Rollover Shareholders.

Section 8.       TERMINATION AND SURVIVAL

(1)	This Agreement shall be automatically terminated and be of no further force or effect upon the valid termination of the Arrangement Agreement in accordance with its terms, except that in the case of a breach of this Agreement which occurred prior to such termination, the terms set out in Section 9 shall survive.
(2)	All covenants, representations, warranties and agreements contained in this Agreement shall survive the Rollover Closing and shall continue in full force and effect for the benefit of the party to whom such covenants, representations and warranties are given until the date that is two years after the date of the Rollover Closing.

Section 9.       SPECIFIC PERFORMANCE AND OTHER EQUITABLE REMEDIES

(1)	The parties agree that irreparable harm would occur for which money damages would not be an adequate remedy at Law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to seek injunctive relief, specific performance and other equitable relief to prevent breaches or threatened breaches of this Agreement, and to enforce compliance with the terms of this Agreement without any requirement for proof of damages or for the securing or posting of any bond in connection with the obtaining of any such relief. The rights set forth in this Section 9, including rights of specific performance and enforcement, subject to Section 9(2), are in addition to any other remedy to which the parties may be entitled at Law or in equity. None of the parties shall object to the granting of injunctive relief, specific performance or other equitable relief on the basis that there exists an adequate remedy at Law.
(2)	Each party hereby agrees not to raise any objections to the availability of the equitable remedies provided for herein and the parties further agree that (a) by seeking the remedies provided for in this Section 9, a party shall not in any respect waive its right to seek any other form of relief that may be available to a party under this Agreement (including monetary damages), and (b) neither the commencement of any Proceeding pursuant to this Section 9 nor anything set forth in this Section 9 shall restrict or limit any party’s right to pursue any other remedies under this Agreement that may be available then or thereafter.

Section 10.    GENERAL PROVISIONS

(1)	Time is of the essence in this Agreement. The mere lapse of time in the performance of the terms of this Agreement by any party will have the effect of putting such party in default in accordance with Articles 1594 to 1600 of the Civil Code of Quebec.
(2)	This Agreement is intended to be and shall be and operate as an immediate, irrevocable, and effective transfer and assignment of the PF Rollover Shareholder Shares by each PF Rollover Shareholder to Purchaser, of the Purchaser Shares by each PF Rollover Shareholder to Parent, and of the Parent Non-Voting Shares by each PF Rollover Shareholder to Parent, in each case as at the time specified herein and in the Plan of Arrangement. The parties agree to do all such other acts and things as may be necessary to give effect to the provisions hereof, and without limiting the generality of the foregoing, to validly and effectively transfer the PF Rollover Shareholder Shares from each PF Rollover Shareholder to Purchaser as at the Rollover Closing.
(3)	This Agreement will be governed by and interpreted and enforced in accordance with the Laws of the Province of Quebec and the federal Laws of Canada applicable therein. Each party to this Agreement irrevocably attorns and submits to the exclusive jurisdiction of the Quebec courts situated in the City of Montreal and waives objection to the venue of any Proceeding in such court or that such court provides an inconvenient forum.
(4)	Any notice, or other communication given regarding the matters contemplated by this Agreement must be in writing, sent by personal delivery, courier or email sent to and addressed:
(i)	if to Purchaser or Parent:

Neon Maple Purchaser Inc. / Neon Maple Parent Inc.c/o Advent International, L.P.

Prudential Tower, 800 Boylston Street

Boston, MA 02199-8069

Attention: Amanda McGrady Morrison

Email: [Redacted]

with a copy to:

Blake, Cassels & Graydon LLP

199 Bay Street, Suite 4000

Toronto, Ontario M5L 1A9

Attention: Shlomi Feiner and Catherine Youdan

Email: [Redacted]

and to:

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

Attention: Willard S. Boothby, P.C. and Frances D. Dales

Email: [Redacted]

(ii)	if to the PF Rollover Shareholders:

Fayer Family Office

345 Victoria Ave., Suite 510

Westmount Quebec, H3Z 2N1

Attention: Avi Hasen

Email: [Redacted]

with a copy to:

Osler, Hoskin & Harcourt LLP

1000 De La Gauchetiere Street West, Suite 2100

Montreal, Quebec, H3B 4W5

Attention: Raphael Amram

Email: [Redacted]

Any notice or other communication is deemed to be given and received (a) if sent by personal delivery or same day courier, on the date of delivery if it is a Business Day and the delivery was made prior to 5:00 p.m. (local time in place of receipt) and otherwise on the next Business Day, (b) if sent by overnight courier at or prior to the courier’s stated time for enabling next business day delivery, on the next Business Day, or (c) if sent by email, on the date such email was sent if it is a Business Day and such email was sent prior to 5:00 p.m. (local time in the place of receipt) and otherwise on the next Business Day (provided in the case of email that no “bounceback” or notice of non-delivery is received by the sender within thirty (30) minutes of the time of sending). A party may change its address for service from time to time by providing a notice in accordance with the foregoing. Any subsequent notice or other communication must be sent to the party at its changed address. Any element of a party’s address that is not specifically changed in a notice will be assumed not to be changed. Sending a copy of a notice or other communication to a party’s legal counsel as contemplated above is for information purposes only and does not constitute delivery of the notice or other communication to that party. The failure to send a copy of a notice or other communication to legal counsel does not invalidate delivery of that notice or other communication to a party.

(5)	The provisions of this Agreement will be binding upon and enure to the benefit of the parties hereto and their respective successors and permitted assigns, provided that no party may assign or transfer any of its rights or obligations under this Agreement without the prior written consent of the other parties hereto and the Company (the Company’s consent not to be unreasonably withheld, conditioned or delayed), other than as set forth at Section 6 with regard to the PF Rollover Shareholders, and except that Purchaser may assign its rights under this Agreement in whole or in part without the prior written consent of the PF Rollover Shareholders to the Financing Sources as collateral security for the obligations of Purchaser or its affiliates, as the case may be, to such financiers, provided, however, that no such assignments shall relieve Purchaser or Parent of their respective obligations hereunder.
(6)	If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the terms of this Agreement remain as originally contemplated to the fullest extent possible.
(7)	This Agreement may not be modified, amended, altered or supplemented, except upon the execution and delivery of a written agreement executed by all of the parties hereto and with the prior written consent of the Company (the Company’s consent not to be unreasonably withheld, conditioned or delayed).
(8)	Purchaser and Parent hereby undertake not to, without the prior written consent of the PF Rollover Shareholders (not to be unreasonably withheld, conditioned or delayed) and the Company (the Company’s consent not to be unreasonably withheld, conditioned or delayed), modify or waive any material term or condition of or amend or supplement in any material respect any of the other Rollover Agreements.

(9)	This Agreement and the Support and Voting Agreement constitute an understanding between the parties hereto with respect to the subject matter hereof and supersede any prior agreement, representation or understanding with respect thereto.
(10)	All references to dollars or to $ are references to U.S. dollars, unless specified otherwise. All amounts and references to cash are to be denominated and paid in U.S. dollars, unless specified otherwise.
(11)	The provisions of this Agreement and all ancillary and related documents thereto have been freely negotiated and the parties to this Agreement waive the application of any Law or rule of construction providing that ambiguities in any agreement or other document shall be construed against the party drafting such agreement or other document.
(12)	The parties expressly acknowledge that it is their express wish that this Agreement and all ancillary and related documents thereto be drafted in the English language. Les parties aux présentes confirment que ce contrat a été librement négocié et les parties confirment également leur volonté expresse que la présente entente et tous les documents qui y sont accessoires soient rédigés en anglais.
(13)	Except as required by applicable Laws or regulations or by any Governmental Entity or in accordance with the requirements of any stock exchange, no party shall make any public announcement or statement with respect to this Agreement without the approval of the other party, which shall not be unreasonably conditioned, withheld or delayed. Moreover, the parties agree to consult with each other prior to issuing each public announcement or statement with respect to this Agreement or that refers to the PF Rollover Shareholders in connection with the Arrangement and to provide each other with a reasonable opportunity to review and comment on any draft of such public announcement or statement and to reasonably consider any such comments, subject to the overriding obligations of applicable Laws. Subject to the foregoing, each party hereby consents to the disclosure of the substance of this Agreement in any press release, documents filed with the Court in connection with the Arrangement or any filing pursuant to applicable Securities Laws, including the Circular and the Schedule 13E-3.
(14)	If at any time after Closing, Purchaser, Parent or any PF Rollover Shareholder determines, or becomes aware that an “advisor” (as is defined for purposes of section 237.3 or section 237.4 of the Tax Act) or any other person has determined, that any transaction forming part of the same series of transactions as those contemplated by this Agreement is subject to the reporting requirements under section 237.3 or the notification requirements under section 237.4 of the Tax Act, including as a result of any future amendments or proposed amendments to such provisions, and any provincial equivalents (in this Section 11(14), the “Disclosure Requirements”), Purchaser, Parent or the PF Rollover Shareholders, as the case may be, shall promptly inform the other Party of its intent, or any other person’s intent, to comply with the Disclosure Requirements and the Parties will cooperate with respect to determining the applicability of such requirements. In the event that, following such cooperation, it is ultimately determined that any Party is required to file any applicable information return and/or disclosure in accordance with the Disclosure Requirements (in this Section 11(14), in each case, a “Mandatory Disclosure”), each Party required to file a Mandatory Disclosure (in this Section 11(14), a “Disclosing Party”) shall submit to the other Party a draft of such Mandatory Disclosure at least 30 days before the date on which such Mandatory Disclosure is required by Law to be filed, and such other Party shall have the right to make reasonable comments or changes on such draft by communicating such comments or changes in writing to the Disclosing Party at least 15 days before the date on which such Mandatory Disclosure is required by Law to be filed. The Disclosing Party shall consider in good faith any such comments or changes proposed by the other Party and shall incorporate such comments or changes which the Disclosing Party determines are reasonable and in accordance with Law. This provision shall also apply, mutatis mutandis, if any Party intends, or becomes aware of any person’s intention, to file, in relation to any transaction forming part of the same series of transactions as those contemplated by this Agreement, any disclosure on a voluntary basis, including pursuant to the proposed subsection 237.3(12.1) of the Tax Act and any provincial equivalent.

(15)	Nothing contained in this Agreement shall be deemed to vest in Purchaser any direct or indirect ownership or incidence of ownership of or with respect to PF Rollover Shareholder Shares prior to the Rollover Closing. All rights and all ownership and economic benefits of and relating to the PF Rollover Shareholder Shares shall remain vested in and belong to the applicable PF Rollover Shareholder and nothing herein shall, or shall be construed to, grant the Parent or Purchaser any power, sole or shared, to direct or control the voting or, subject to Section 6, the disposition of any such PF Rollover Shareholder Shares.
(16)	Each party will pay for its own fees, costs and expenses (including the fees, costs and expenses of legal counsel, accountants and other advisors) incurred by such party in connection with this Agreement.
(17)	In the event of any conflict between the terms of this Agreement and the Arrangement Agreement, the terms of the Arrangement Agreement will prevail and the parties hereto will forthwith cause any necessary alternations to be made to this Agreement so as to resolve the conflict.
(18)	This Agreement may be executed in any number of counterparts (including counterparts executed and delivered by electronic means) and all such counterparts taken together shall be deemed to constitute one and the same instrument.

[Signature page follows.]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first mentioned above.

/s/ Philip Fayer
Philip Fayer

WHISKEY PAPA FOX INC.

By:	/s/ Philip Fayer
Philip Fayer
President

NEON MAPLE PURCHASER INC.

By:	/s/ Ben Scotto
Ben Scotto
President

NEON MAPLE PARENT INC.

By:	/s/ Ben Scotto
Ben Scotto
President

[Signature Page – Rollover Agreement (PF)]

EXHIBIT A

Governance Term Sheet and Steps Plan

[Omitted.]

EXHIBIT B

Form of Subscription for Parent Voting Shares

[Omitted.]

EXHIBIT C

Parent Capitalization

[Omitted.]

EXHIBIT D

Rollover Percentage Illustrative Example

[Omitted.]